THIS DOCUMENT IS A COPY OF THE ANNUAL REPORT ON FORM 11-K FILED ON JULY 1, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


                        Form 11-K - For Annual Reports of
                      Employee Stock Purchase, Savings and
                     Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year end December 31, 1996

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the transition from ___________ to ____________
         Commission file number 1-12372

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         CONAP, Inc. Employees' Savings and Profit
                         Sharing Plan

         B.       Name of issuer of the securities held
                  pursuant to the plan and the address of its principal executive office:

                         Cytec Industries Inc.
                         Five Garret Mountain Plaza
                         West Paterson, New Jersey 07424

     This Annual Report, including exhibits, contains 17 pages, numbered sequentially, including this cover page. The exhibit index is on page 16.

Required Information:

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan


                          Audited Financial Statements
                                  And Schedules


                     Years ended December 31, 1996 and 1995
                      (with Report of Independent Auditors)

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

                          Audited Financial Statements
                                  And Schedules

                     Years ended December 31, 1996 and 1995




                                    Contents


Report of Independent Auditors................................................4

Audited Financial Statements And Schedules

Statements of Net Assets Available for Benefits,
   with Fund Information......................................................5
Statement of Changes in Net Assets Available for Benefits,
   with Fund Information, for the Year Ended December 31, 1996................6
Notes to Financial Statements.................................................7

Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes.................13
Item 27(d) - Schedule of Reportable 5% Transactions..........................14

                         Report of Independent Auditors

Plan Administrator
CONAP, Inc. Employees' Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits including the schedules of investments of the CONAP, Inc. Employees' Savings and Profit Sharing Plan ("the Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable 5% transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

                                                               Ernst & Young LLP

June 26, 1997

              CONAP, Inc. Employees' Savings & Profit Sharing Plan Statements of Net Assets Available for Benefits, with Fund Information
                               December 31, 1996

                                                                               Fund Information
                                               ------------------------------------------------------------------------------------
                                               Dreyfus-Certus   Mellon     Mellon      Mellon      Mellon       Cytec       Mellon
                                                   Stable       Stock     Balanced     Special   Active Core  Industries     TIF
                                      Total      Value Fund   Index Fund    Fund     Stock Fund   Bond Fund   Stock Fund  Loan Fund
                                    -----------------------------------------------------------------------------------------------
Assets
Investments with Mellon Bank
 administered trust Fund (Note 1)   $3,455,485   $670,604      $821,379   $565,683   $1,120,224   $34,919      $207,176    $35,500
Employee contribution receivable        30,832      5,754         6,824      4,983        9,351       404         3,516         --
Employer contribution receivable        25,028      4,883         5,575      3,886        7,325       345         3,014         --
Accrued interest receivable              2,936         --             4      1,384        1,233       197           118         --
                                    -----------------------------------------------------------------------------------------------
Net assets available for benefits   $3,514,281   $681,241      $833,782   $575,936   $1,138,133   $35,865      $213,824    $35,500
                                    ===============================================================================================

              CONAP, Inc. Employees' Savings & Profit Sharing Plan Statements of Net Assets Available for Benefits, with Fund Information
                               December 31, 1995

                                                            Fund Information
                                                      ----------------------------
                                                          Mellon
                                                         Temporary       Mellon
                                                         Investment      Stock
                                           Total            Fund       Index Fund
                                         -----------------------------------------
Assets
Investments with Mellon Bank
 administered trust Fund (Note 1)        $2,767,972      $1,213,480     $1,554,492
Employee contribution receivable             22,451          11,460         10,991
Employer contribution receivable              5,548           2,858          2,690
Accrued interest receivable                   1,087           1,077             10
                                         -----------------------------------------
Net assets available for benefits        $2,797,058      $1,228,875     $1,568,183
                                         =========================================

See accompanying notes.

              CONAP, Inc. Employees' Savings & Profit Sharing Plan
           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information
                          Year Ended December 31, 1996

                                                                               Fund Information
                                               ------------------------------------------------------------------------------------
                                               Dreyfus-Certus   Mellon     Mellon      Mellon      Mellon       Cytec       Mellon
                                                   Stable       Stock     Balanced     Special   Active Core  Industries     TIF
                                      Total      Value Fund   Index Fund    Fund     Stock Fund   Bond Fund   Stock Fund  Loan Fund
                                    -----------------------------------------------------------------------------------------------
Additions:
Employee contributions              $  116,513   $   13,067   $   85,192  $   4,983  $     9,351  $    404    $   3,516   $     --
Employer contributions                 207,429       91,625       46,499     18,249       36,035     1,577       13,444         --
Interest income                         55,499       51,873          882         63        2,374       119          188         --
Net unrealized and realized
 appreciation in aggregate fair
 value of investments                  418,474        5,668      294,223     31,441       74,985       274       11,883         --
                                    -----------------------------------------------------------------------------------------------
                                       797,915      162,233      426,796     54,736      122,745     2,374       29,031         --
Deductions:
Benefits paid to participants           80,692       36,630       39,183      1,514        2,874       371          120         --
Interfund transfers                         --      673,237    1,122,014   (522,714)  (1,018,262)  (33,862)    (184,913)   (35,500)
                                    -----------------------------------------------------------------------------------------------
Net increase (decrease)                717,223     (547,634)    (734,401)   575,936    1,138,133    35,865      213,824     35,500

Net assets available for benefits
 at beginning of year                2,797,058    1,228,875    1,568,183         --           --        --           --         --
                                    -----------------------------------------------------------------------------------------------
Net assets available for benefits
 at end of year                     $3,514,281   $  681,241   $  833,782   $575,936  $ 1,138,133   $35,865     $213,824   $ 35,500
                                    ===============================================================================================

See accompanying notes.

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1996


1.   Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The Plan's investments are valued at their stated asset value based on quoted prices as determined by Mellon Bank. Effective September 1, 1996, participants may elect to invest in 50,000 shares of Cytec Industries Inc. common stock ($.01 par value per share).

Direct investments by the Plan in securities traded on national securities exchanges (solely Cytec Industries Inc. common stock) are valued at the year-end closing market price.


 2.  Description of the Plan

The Plan is a defined contribution plan which covers all employees who are not covered by a collective bargaining agreement at CONAP, Inc. CONAP, Inc. is a wholly-owned subsidiary of Cytec Industries Inc. Prior to September 1, 1996 employees of CONAP, Inc. became eligible to participate in the Plan on the first January 1 or July 1 subsequent to employment. After September 1, 1996 an employee may participate in the Plan starting the first day of the calendar quarter following his or her hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

                    Notes to Financial Statements (continued)


2.   Description of the Plan (continued)

Prior to September 1, 1996 employees could contribute up to 6% of their pre-tax earnings. Additional contributions could be made by employees on an after-tax basis up to 16% of the employees' earnings, subject to IRS limitations. CONAP, Inc. matched 30% of the employees' basic contribution, as defined. For contributions made after September 1, 1996, employees may contribute pre-tax earnings to the Plan in increments of 1%, up to the maximum annual contribution allowed ($9,500 in 1996), subject to IRS limitations. Also beginning with salary deferrals made on or after September 1, 1996, CONAP, Inc. matches 75% of employee deferrals. Salary deferrals in excess of 4% are not matched.

Beginning on September 1, 1996, CONAP, Inc. will contribute 1% of each eligible employee's annual compensation to the plan regardless of salary deferral. This contribution is made at the end of the plan year. An employee must be employed on the last day of the calendar year and have worked 1,000 hours during the calendar year in order to receive this contribution.

Employee contributions are 100% vested at the time the contribution is made. Vesting in employer contributions is based upon the participant's number of years of service in accordance with the following schedule:

                     Completed Years                Percent
                        of Service                  Vested
                     ---------------                -------
                     Less than 1                      0%
                           1                         20%
                           2                         40%
                           3                         60%
                           4                         80%
                           5                        100%

Upon termination, the participant will receive his or her vested portion in a lump-sum distribution.

Also effective September 1, 1996, the Plan was amended to allow borrowing of up to 50% of an employees' vested account balance subject to restrictions.

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

                    Notes to Financial Statements (continued)


2.   Description of the Plan (continued)

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for CONAP, Inc. Employees' Savings & Profit Sharing Plan for a more complete description of the Plan's provisions. Copies are available from the Plan administrator.


3.   Investments

The Plan's investments are held by a bank-administered trust fund (Mellon Bank). The participants of the Plan may elect to invest in the following investment funds:

     Dreyfus-Certus Stable Value Fund - This is a collective investment fund with an investment objective of high current income and stability of principal. The fund will only purchase GICs from highly rated issuers. This fund was first offered as an option in the plan on September 1, 1996. The Mellon Bank Employee Benefit Temporary Investment Fund, available under the Plan through August 31, 1996, was invested in high-quality money market investments that include short-term corporate discount notes and demand notes.

     Mellon Bank Stock Index Fund - This is a collective fund which closely tracks the investment performance of the Standard & Poor's 500 Composite Price Index.

     Mellon Bank Balanced Fund - The asset mix of this fund is set at 60% stocks and 40% bonds with a 20% variance in favor of either asset. The funds used in this mix are Mellon Bank Stock Fund and Mellon Bank Intermediate Bond Fund.

     Mellon Bank Special Stock Fund - This fund provides an account with diversified holdings in common stocks of small-to-mid capitalized companies.

     Mellon Bank Active Core Bond Fund - This fund provides representation in the investment grade bond market. This market includes all Treasury, Government/Agency and corporate obligations with maturities from one to forty years.

     Cytec Industries Stock Fund - This fund invests exclusively in registered shares of Cytec Industries common stock, the parent company of the Plan Sponsor.

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

                    Notes to Financial Statements (continued)


3.   Investments (continued)

Net assets available for benefits represent contributions made by CONAP, Inc. and employees, plus credited interest and changes in appreciated value, less funds used to make distributions.

The fair value of individual investments that represent 5% or more of the Plan's net assets at year end are as follows:

                                                             December 31
                                                       1996              1995
                                                   -----------------------------

   Dreyfus-Certus Stable Value Fund                $   670,604       $         -
   Mellon Bank Temporary Investment Fund                     -         1,213,480
   Mellon Bank Stock Index Fund                        821,379         1,554,492
   Mellon Bank Balanced Fund                           565,683                 -
   Mellon Bank Special Stock Fund                    1,120,224                 -
   Cytec Industries Stock Fund                         207,176                 -

The net appreciation in the fair value of the Plan's investments (including investments bought, sold, as well as held during the year) was as follows:

                                                       1996              1995
                                                   -----------------------------

   Dreyfus-Certus Stable Value Fund                $     5,668       $         -
   Mellon Bank Temporary Investment Fund                     -                 -
   Mellon Bank Stock Index Fund                        294,223           446,853
   Mellon Bank Balanced Fund                            31,441                 -
   Mellon Bank Special Stock Fund                       74,985                 -
   Mellon Bank Active Core Bond Fund                       274                 -
   Cytec Industries Stock Fund                          11,883                 -


4.   Transactions with Parties-In-Interest

All legal and administrative services were provided at the expense of CONAP,Inc.

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

                    Notes to Financial Statements (continued)


5.   Income Tax Status

The Internal Revenue Service ruled, in a determination letter dated June 13, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code
(IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended subsequent to the date of the determination letter. The Plan Sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                    Schedules

                        CONAP, Inc. Employees' Savings &
                               Profit Sharing Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                               Description of               Unit                             Current
Identity of Issuer              Investment                  Shares           Cost             Value
------------------             --------------               ------           ----            -------

   Mellon Bank, N.A.            Dreyfus-Certus                670,604    $    670,604     $      670,604
                                Stable Value Fund

   Mellon Bank, N.A.            Stock Index Fund                1,172         448,948            821,379

   Mellon Bank, N.A.            Balanced Fund                   4,796         539,256            565,683

   Mellon Bank. N.A.            Special Stock Fund              2,622       1,047,598          1,120,224

   Mellon Bank, N.A.            Active Core
                                Bond Fund                       4,391          34,919             34,919

   Mellon Bank, N.A.            Cytec Stock Fund                5,102         194,208            207,176

   Mellon Bank, N.A.            Loan Fund                      35,500               -             35,500
     Participant Loans



             CONAP, Inc. Employees' Savings and Profit Sharing Plan

               Item 27(d) - Schedule of Reportable 5% Transactions

                          Year ended December 31, 1996


                                                           Number of     Number of        Total        Total             Net Gain
Identity of Issuer         Description of Assets           Purchases       Sales        Purchases      Sales             or (Loss)
------------------         ---------------------           -----------------------------------------------------------------------


Category iii - A Series of  Transactions in a Security Issue Aggregating in Excess of 5% of Plan Assets
-------------------------------------------------------------------------------------------------------
Mellon Bank, N.A.           Investment in Fixed
                              Income Fund                      1                      $    649,500

Mellon Bank, N.A.           Sale of Fixed
                              Income Fund                                  2                          $ 1,217,208

Mellon Bank, N.A.           Purchase of Equity Fund            1                         1,220,817

Mellon Bank, N.A.           Sale of Equity Fund                            2                            2,434,186       $  524,337

Mellon Bank, N.A.           Purchase of Balanced Fund          2                           525,645

Mellon Bank, N.A.           Sale of Balanced Fund                          1                              525,600

Mellon Bank, N.A.           Purchase of Special Stock Fund     2                      $  2,070,184

Mellon Bank, N.A.           Sale of Special Stock Fund                     1                            1,033,000

Mellon Bank, N.A            Purchase of Cytec
                              Common Stock                     2                      $    401,400

Mellon Bank, N.A.           Sale of Cytec Common Stock                     1                          $   204,785


Exhibit:

23.1                      Consent of Ernst and Young LLP


                                    Signature

    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      CONAP, Inc. Employees' Savings and Profit Sharing Plan



                                                       /s/ J.W. Hirsch
                                                       ---------------
                                                           J.W. Hirsch
                                                           Administrator



Date  June 30, 1997
      -------------

                                  EXHIBIT INDEX
                                  -------------



Exhibit                                      Description                                                       Page
-------                                      -----------                                                       ----
   23.1                                      Consent of Independent Auditors                                     17
